

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Charles Beck
Chief Financial Officer
Digimarc CORP
8500 SW Creekside Place
Beaverton, Oregon 97008

>   **Re: Digimarc CORP**
>   **Registration Statement on Form S-3**
>   **Filed June 23, 2023**
>   **File No. 333-272903**

Dear Charles Beck:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Roy W. Tucker